Exhibit 99.1

GENOIL INC.
June 30, 2020
FORM 6-K

GENOIL INC.
Consolidated Balance Sheets
(Expressed in US Dollars)

ASSETS

	June 30,	December 31,
	2020	2019
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$34,414	1,359
Due from related-parties	1,848,156	1,675,625

Total Current Assets	1,882,570	1,676,984

Land located in Alberta Canada	43,163	43,163

OTHER ASSETS
Intangible assets, net	1	1

TOTAL ASSETS	$1,925,734	1,720,148

CURRENT LIABILITIES
Trade and other payables	$60,654	60,167
Accrued interest payable, to related parties	1,933,297	1,782,472
Convertible notes, current portion	-	2,513,748
Due to related parties	3,906,250	3,875,000

Total Current Liabilities	5,900,201	8,231,387

NON-CURRENT LIABILITIES
Convertible notes, non current portion	2,513,748	-

Total Non-Current Liabilities	2,513,748	-

TOTAL LIABILITIES	8,413,949	8,231,387

STOCKHOLDERS' DEFICIT

Common Stock, no par value; issued and outstanding 580,328,029 and 547,303,029 shares , respectively	50,214,104	49,847,884
Contributed surplus	32,193,255	32,114,075
Accumulated other		-
comprehensive income (loss)	(221,860)	(221,860)
Accumulated deficit	(88,673,714)	(88,251,338)

Total Stockholders' Deficit	(6,488,215)	(6,511,239)

TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT	$1,925,734	1,720,148

The accompanying notes are an intergral part of these consolidated financial statements

GENOIL INC.
Consolidated Statements of Operations
(Expressed in US Dollars)

	For the Six Months Ended		For the Three Months Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019

REVENUES	$0.00	$0.00	$0.00	$0.00
COST OF SALES	-	-	-	-

GROSS PROFIT	-	-	-	-

OPERATING EXPENSES
Stock based compensation to officers, directors, and consultants	150,430	219,048	51,107	29,667
Occupancy Arrangements with related parties	31,250	31,250	15,625	15,625
Other Operating Expenses	89,871	118,490	35,269	48,794
Total Operating Expenses	271,551	368,788	102,001	94,086

LOSS FROM OPERATIONS	(271,551)	(368,788)	(102,001)	(94,086)

Other Income (Expense)
Finance expense	(150,825)	(168,924)	(75,413)	(84,462)

Total Other Income (Expense) - Net	(150,825)	(168,924)	(75,413)	(84,462)

INCOME (LOSS) BEFORE INCOME TAXES	(422,376)	(537,712)	(177,414)	(178,548)
PROVISION FOR INCOME TAXES	-	-	-	-

NET INCOME (LOSS)	$(422,376)	$(537,712)	$(177,414)	$(178,548)

Weighted average shares outstanding - Basic and Diluted	565,509,073	534,441,742	571,000,312	535,378,908

NET LOSS PER SHAE - Basic and Diluted	$0.00	$0.00	$0.00	$0.00

The accompanying notes are an intergral part of these consolidated financial statements

GENOIL INC.
Consolidated Statements of Stockholders' Deficit
(Expressed in US Dollars)
		(Unaudited)
				Accumulated
				Other		Total
	Common	Share	Contributed	Comprehensive	Accumulated	Stockholders'
	Shares	Capital	Surplus	Income (Loss)	Deficit	Deficit

Balance as of January 1, 2019	532,312,029	$49,463,347	$29,209,720	$(221,860)	$(84,619,176)	$(6,167,969)

Sale of common shares (and warrants) in private placements	3,316,667	96,500	-	-	-	96,500
Issuance of common shares for services	3,529,333	91,047	-	-	-	91,047
Stock based compensation	-	-	128,001	-	-	128,001
Net loss for the six-months ended June 30, 2019	-	-	-	-	(537,712)	(537,712)
Balance as of June 30 , 2019	539,158,029	49,650,894	29,337,721	(221,860)	(85,156,888)	(6,390,133)

Balance as of January 1, 2020	547,303,029	$49,847,884	$32,114,075	$(221,860)	$(88,251,338)	$(6,511,239)

Sale of common shares (and warrants) in private placements	20,950,000	209,480	-	-	-	209,480
Issuance of common shares for services	3,375,000	69,750	-	-	-	69,750
Stock based compensation	-	-	29,573	-	-	29,573
Net loss for the three-months ended March 31, 2020	-	-	-	-	(244,963)	(244,963)
Balance as of March 31 , 2020	571,628,029	$50,127,114	$32,143,648	$(221,860)	$(88,496,300)	(6,447,398)

Sale of common shares (and warrants) in private placements	8,550,000	85,490	-	-	-	85,490
Issuance of common shares for services	150,000	1,500	-	-	-	1,500
Stock based compensation	-	-	49,607	-	-	49,607
Net loss for the three-months ended June 30, 2020	-	-	-	-	(177,414)	(177,414)
Balance as of June 30 , 2020	580,328,029	$50,214,104	$32,193,255	$(221,860)	$(88,673,714)	$(6,488,215)

The accompanying notes are an intergral part of these consolidated financial statements

GENOIL INC.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)
	For the Six Months Ended
	Unaudited
	2020	2019
OPERATING ACTIVITIES
Net income (loss)	$(422,376)	$(537,711)
Adjustments to reconcile loss
to cash flows from operating activities:
Stock based compensation	150,430	219,048

Changes in operating assets and liabilities
Accrued interest payable	150,825	168,923
Trade and other payables	487	-

Net Cash Used in Operating Activities	(120,634)	(149,740)

FINANCING ACTIVITIES
Net change in related party receivables	(172,531)	21,994
Net change in related party payables	31,250	31,250
Cash received from equity investors	294,970	96,500

Net cash provided by Financing Activities	153,689	149,744

Increase (Decrease) in Cash	33,055	4
Cash at beginning of year	1,359	1,557

Cash at end of period	$34,414	$1,561

The accompanying notes are an intergral part of these consolidated financial statements

Genoil INC.
Notes to Consolidated Financial Statements
For the Six Months Ended June 30, 2020
(Expressed in US Dollars)
(Unaudited)

1. REPORTING ENTITY AND GOING CONCERN

Genoil Inc. (“Genoil”) was incorporated under the Canada Business Corporations Act in September 1996. The consolidated financial statements of Genoil Inc. comprise Genoil Inc. and its subsidiaries, Genoil USA Inc., Genoil Emirates LLC (“Emirates LLC”) and Two Hills Environmental Inc. (“Two Hills”) (collectively the “Company”). The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialization of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is quoted on the OTC Markets under the symbol GNOLF. The Company’s registered address is care of Bennett Jones LLP, Suite 4500, 855 - 2nd Street SW, Calgary, Alberta.

These consolidated financial statements have been presented on a going concern basis. The Company reported net losses of $422,376 for the six months ended June 30, 2020. The Company used funds in operating activities of $120,634 for the six months ended June 30, 2020. The Company had a net working capital deficiency of $4,017,631 on June 30, 2020. The Company had a stockholder deficit of $6,488,215 on June 30, 2020. These factors indicate material uncertainties that cast substantial doubt about to the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on commercializing its technologies, achieving profitable operations and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the six months ended June 30, 2020 the Company received net proceeds of $294,970 pursuant to financing activities.

Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Company’s common shares. Although these shares are subject to a “hold” period on the United States stock markets, the investors’ confidence in the undertakings of management, with respect to future positive market performance of the Company’s common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Principles of Consolidation:

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and incorporate the financial statements of Genoil, and entities controlled by it. Control is achieved where Genoil has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Genoil has the following subsidiaries:

●
Genoil USA Inc., incorporated in Delaware, United States, which is a wholly owned subsidiary of Genoil.
●
Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of June 30, 2020, Emirates LLC had not yet commenced operations and holds no assets.
●
Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

The financial results of Genoil’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by Genoil.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b) Foreign currency translation

The reporting currency of the Company is the United Sates Dollar. The functional currency of Genoil and its subsidiaries is the United States Dollar. Transactions denominated in currencies other than the functional currency are translated at the exchange rates prevailing at the dates of the transactions. Exchange gains and losses are reflected in income.

(c) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. By their nature, judgments, estimates and assumptions are subject to measurement uncertainty and changes in such judgments, estimates and assumptions in future periods could result in a material change in future financial statements. Actual results may differ from these estimates.

Judgment is used in situations where there is a choice or assessment required by management. Estimates and underlying assumptions are required on an ongoing basis and revisions are recognized in the year in which such estimates are revised.

(d) Cash and cash equivalents

The Company considers all short term investments with original maturities of three months or less to be cash equivalents.

(e) Stock-based compensation

The Company grants common stock, stock options, and Price Appreciation Certificates to employees, directors, and consultants for various services rendered to the company. Share-based payments to these individuals are measured at the fair value of the securities issued and amortized over the vesting periods. The amount recognized as a share-based payment expense during a reporting period is adjusted to reflect the number of awards expected to vest. The offset to this recorded cost is to contributed surplus. A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest. At the time of exercise, the consideration and related contributed surplus recognized to the exercise date are credited to share capital.

(f) Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(g) Loss per share

Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as stock options and warrants. The calculation assumes the proceeds on exercise of options are used to repurchase shares at the current market price. All options and warrants are anti-dilutive when the Company is in a loss position.

(h) Recent accounting pronouncements:

The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position or operations.

3. DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability. The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value hierarchy is as follows:

▪ Level 1 – quoted prices in active markets for identical assets or liabilities;

▪ Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and,

▪ Level 3 – inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents have been measured using level 1 inputs.

The fair value of cash and cash equivalents, due from related parties, trade and other payables, accrued interest payable, convertible notes, and due to related parties approximates their carrying value due to their short term to maturity.

The fair values of stock options and Price Appreciation Certificates are measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected forfeiture rate (based on historic forfeitures), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

4. DUE FROM RELATED PARTIES

Due from related parties consist of:

	June, 30	December, 31
Borrower	2020	2019
Lifschultz Enterprise Company LLC (an entity controlled by David Lifschultz, Genoil chief executive officer, and Bruce Abbott, Genoil chief operating officer)	$165,900	$100
David Lifschultz	844,433	837,763
Bruce Abbott	837,823	837,762
Totals	$1,848,156	$1,675,625

The receivables are non-interest bearing and are due on demand.

On July 7, 2020 (see Note 13, SUBSEQUENT EVENTS), a total of $1,676,984 due from David Lifschultz and Bruce Abbott was satisfied.

5. ACCRUED INTEREST PAYABLE TO RELATED PARTIES

Accrued interest payable to related parties consist of:

	June, 30	December , 31
Lender	2020	2019
Lifeschultz Enterprise Company LLC	$1,152,885	$1,062,943
Sidney B. Lifschultz 1992 Family Trust (an entity controlled by David Lifschultz)	416,349	383,868
David Lifschultz	182,036	167,835
Bruce Abbott	182,027	167,826
Totals	$1,933,297	$1,782,472

The accrued interest payable relates to the convertible notes outstanding (see Note 6).

6. CONVERTIBLE NOTES

Convertible notes consist of:

	June, 30	December, 31
Lender	2020	2019
Lifeschultz Enterprise Company LLC	$1,499,026	$1,499,026
Sidney B. Lifschultz 1992 Family Trust	541,353	541,353
David Lifschultz	236,691	236,691
Bruce Abbott	236,678	236,678
Totals	$2,513,748	$2,513,748

The notes bear interest at 12% and their maturity was extended on April 27, 2020 to August 27, 2022. The notes are convertible into shares of Genoil common stock at a price of $0.01 per share ($0.015 per share prior to April 27, 2020).

7. DUE TO RELATED PARTIES

Due to related parties consist of:

	June 30,	December 31,
Creditor	2020	2019
Occupancy costs payable to Estate of Sidney B. Lifschultz (an entity controlled by David Lifschultz) for use of, Larchmont New York property from 2003 to 2017	$3,750,000	$3,750,000
Occupancy costs payable to Bruce Abbott and David Lifschultz for use of Mamaroneck New York property in 2018, 2019, and 2020	156,250	125,000
Totals	$3,906,250	$3,875,000

The payables are non-interest bearing and are due on demand.

On July 7, 2020 (see Note 13, SUBSEQUENT EVENTS), a total of $3,875,000 due to related parties was satisfied.

8. SHARE CAPITAL

Preferred Stock

There are 10,000,000 shares of Class A Preferred Stock authorized but none are outstanding.

Common Stock

There are an unlimited number of shares of common stock, no par value, authorized to be issued.

During the first quarter of 2020, the Company sold a total of 20,950,000 shares of common stock (and warrants) in private placements for total proceeds of $209,480.

During the first quarter of 2020, the Company issued a total of 3,375,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $69,750.

During the second quarter of 2020, the Company sold a total of 8,550,000 shares of common stock (and warrants) in private placements for total proceeds of $85,490.

During the second quarter of 2020, the Company issued a total of 150,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $1,500.

Warrants

In conjunction with the private placements, the Company issued warrants to purchase common stock. The following is a summary of the warrants activity for the period December 31,2018 to June 30, 2020.

Number outstanding at December 31, 2018	79,282,171
Granted	8,836,667
Cancelled	-
Number outstanding at December 31, 2019	88,118,838
Granted	29,500,000
Cancelled	-
Number outstanding at June 30, 2020	117,618,838

At June 30, 2020, the 117,618,838 warrants outstanding had a weighted average exercise price of $0.05 per share, a weighted average remaining contractual life of 2.66 years, and an aggregate intrinsic value of $0.

9. STOCK-BASED COMPENSATION

Stock-based compensation consists of:

For the Six Months Ended	June, 30	June, 30
Type of Security	2020	2019
Price Appreciation Certificates issued to David Lifschultz (CEO) and Bruce Abbott (COO).	$-	$-
Options issued to outside directors and consultants	79,180	128,001
Common stock issued for services	71,250	91,047
Totals	$150,430	$219,048

For the Three Months Ended	June, 30	June, 30
Type of Security	2020	2019
Price Appreciation Certificates issued to David Lifschultz (CEO) and Bruce Abbott (COO).	$-	$-
Options issued to outside directors and consultants	49,607	-
Common stock issued for services	1,500	29,667
Totals	$51,107	$29,667

The following is a summary of the compensatory securities activity for the period December 31, 2018 to June 30, 2020:

Common stock equivalent	Price Appreciation Certificates	Options	Total
Number outstanding at December 31, 2018	362,400,000	33,140,000	395,540,000
Granted	123,700,000	22,950,000	146,650,000
Cancelled	-	-	-
Number outstanding at December 31, 2019	486,100,000	56,090,000	542,190,000
Granted	-	6,500,000	6,500,000
Cancelled	-	(4,100,000)	(4,100,000)
Number outstanding at June 30, 2020	486,100,000	58,490,000	544,590,000

PRICE APPRECIATION CERTIFICATES

In lieu of compensation the Company has entered into agreements (“Price Appreciation Certificates”) with David Lifschultz and Bruce Abbott whereby, at the request of the executives, the Company agrees to pay the equivalent sum of the rise in the Company’s stock price based on the agreed upon number of shares, from a fixed per share amount to the average of the last 10 trading days (volume weighted average price).

The number of shares reflect a potential salary for the two executives that only exist if the price of the shares rise above the price appreciation base amount. The Company has no obligation to pay the two executives if the stock does not rise. The Company, at its exclusive option and benefit, can proceed with a private placement at the share price on the date of exercise and the executive will subscribe to this private placement for the entire sum advanced by the Company.

The Company accounts for these Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to the private placement as determined by the fair value of the instruments using a Black-Scholes pricing model.

At December 31, 2019 the 486,100,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.04 per share, a weighted average remaining contractual life of 2.84 years, and an aggregate intrinsic value of $0.

At June 30, 2020 the 486,100,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.04 per share, a weighted average remaining contractual life of 2.34 years, and an aggregate intrinsic value of $0.

OPTIONS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 69,819,579. The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant. The options issued during the six months ended June 30, 2020 all vested immediately.

The fair value of stock options granted during 2020 was estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions:

2020
Volatility	218.7%-237.5%
Expected life	5 years
Risk-free rate	0.39% - 0.66%
Dividend yield	-
Forfeiture rate	0%
Stock Price at Valuation	0.01 - 0.02
Exercise Price	$0.01

At December 31, 2019, the 56,090,000 stock options outstanding had a weighted average exercise price of $0.06 per share, a weighted average remaining contractual life of 2.68 years, and an aggregate intrinsic value of $0.

At June 30, 2020, the 58,490,000 stock options outstanding had a weighted average exercise price of $0.05 per share, a weighted average remaining contractual life of 2.70 years, and an aggregate intrinsic value of $0.

10. INCOME TAXES

Based on management’s present assessment, the Company has not yet determined that a deferred tax asset attributable to the future utilization of the net operating loss carryforward as of June 30, 2020 will be realized. Accordingly, the Company has maintained a 100% valuation allowance against the deferred tax asset in the financial statements at June 30, 2020. The Company will continue to review this valuation allowance and make adjustments as appropriate.

Current United States income tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

All tax years remain subject to examination by major taxing jurisdictions.

11. COMMITMENTS AND CONTINGENCIES

From 2003 to 2017, the Company used a residential property in Larchmont New York owned by the Estate of Sidney B. Lifschultz (an entity controlled by CEO David Lifschultz) for office and marketing purposes. The agreed rental amount for such use was $250,000 per year, or a total of $3,750,000 for the 15 years. The $3,750,000 is unpaid and included in “Due to Related Parties” at December 31,2019 and June 30, 2020 (see Note 7).

From January 1, 2018 to June 30, 2020 (and continuing), the Company used a residential property in Mamaroneck New York paid by COO Bruce Abbott and CEO David Lifschultz for office and marketing purposes. The agreed rental amount for such use was $62,500 per year, or a total of $156,250 for the 10 quarters. The $156,250 is unpaid and included in “Due to Related Parties” at June 30, 2020 (see Note 7).

13. SUBSEQUENT EVENTS

On July 3, 2020, the Estate of Sidney B. Lifschultz distributed its $3,750,000 receivable from the Company (see Note 7, DUE TO RELATED PARTIES) to David Lifschultz ($1,875,000) and Bruce Abbot ($1,875,000).

On July 7, 2020, the Company, agreed to satisfy a total of $3,875,000 then owed to David Lifschultz and Bruce Abbott through (1) Company reduction of a total of 1,676,984 of the Company’s receivable balances from David Lifschultz and Bruce Abbott (see Note 4, DUE FROM RELATED PARTIES) and (2) Company issuance of new convertible debentures totaling $2,198,016 to David Lifschultz ($1,099,008) and Bruce Abbott ($1,099,008).